AB
3/19

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12010043

S   SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8-49702

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Global Markets, LLC

Official Use Only
FIRM ID. NO.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 24 2012
03 REGISTRATIONS BRANCH

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2700 Quebec Street
(No. and Street)

Washington (City) D.C. (State) 20008-1223 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard D. Buik 202-364-2484
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael J. Liccar & Company, LLC
(Name -- if individual, last, first, middle name)

231 South LaSalle, Suite 650 (Address) Chicago (City) Illinois (State) 60604 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (6-02)

SD 3/1/12

OATH OR AFFIRMATION

I, Richard D. Buik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting scheduled pertaining to the firm of

Global Markets, LLC, as of

December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Richard D. Buik
Signature

President
Title

Subscribed and sworn to before me
This 16th Day of February 2012
in Chicago, County of Cook, State of Illinois
Tomi L. Samuels
Notary Public

OFFICIAL SEAL
TOMI L. SAMUELS
Notary Public - State of Illinois
My Commission Expires Dec 04, 2012

Notary Public

This report contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GLOBAL MARKETS, LLC
(A District of Columbia Limited Liability Company)

FINANCIAL STATEMENTS AND SUPPORTING SCHEDULES PURSUANT TO RULE 17A-5(d) OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2011

Filed pursuant to Rule 17a-5(e)(3) of the
Securities and Exchange Commission

GLOBAL MARKETS, LLC
(A District of Columbia Limited Liability Company)
Financial Statements
December 31, 2011

Index

VICTORIUM - CORONAT - CHRISTUS

MICHAEL J. LICCAR & COMPANY, LLC
Certified Public Accountants

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

To the Members
Global Markets, LLC
2700 Quebec Street NW
Washington, D.C. 20008-123

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Global Markets, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and NFA solely to assist you and the other specified parties in evaluating Global Markets, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Global Markets, LLC's management is responsible for the Global Markets LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the firm's general ledger and bank statements noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared the adjustments reported in Form SIPC-7 with supporting schedules and noted no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers including the general ledger and management representations supporting the adjustments noting no differences; and

231 South LaSalle Street · Suite 650 · Chicago, Illinois 60604-1438
(312) 922 · 6600 (800) 922 · 6604 Fax (312) 922 · 0315
www.liccar.com

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael J Liccar & Company, LLC

Certified Public Accountants

Michael J. Liccar & Company, LLC
Chicago, Illinois
February 16, 2012

VICTORIUM · CORONAT · CHRISTUS

MICHAEL J. LICCAR & COMPANY, LLC
Certified Public Accountants

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

INDEPENDENT AUDITORS' REPORT

To the Members
Global Markets, LLC
Washington, D.C.

We have audited the accompanying statement of financial condition of Global Markets, LLC, (a District of Columbia Limited Liability Company), (the "Company") as of December 31, 2011, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Markets, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on pages 9 through 12 inclusive, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael J. Liccar & Company, LLC
Certified Public Accountants

Michael J. Liccar & Company, LLC
Chicago, Illinois
February 16, 2012

231 South LaSalle Street · Suite 650 · Chicago, Illinois 60604-1438
(312) 922 · 6600 (800) 922 · 6604 Fax (312) 922 · 0315
www.liccar.com

GLOBAL MARKETS, LLC
(A District of Columbia Limited Liability Company)
Statement of Financial Condition
December 31, 2011

Assets

Cash and cash equivalents	$	432,424
Commissions and fees receivable		2,085
Other receivable		2,500
Total assets	$	437,009

Liabilities and Members' Equity

Liabilities:		
Accounts payable and accrued expenses	$	9,447
Total liabilities	$	9,447
Members' equity:		
Members' equity	$	427,562
Total members' equity	$	427,562
Total liabilities and members' equity	$	437,009

The accompanying notes are an integral part of these statements.

GLOBAL MARKETS, LLC
(A District of Columbia Limited Liability Company)
Statement of Income
For the Year Ended December 31, 2011

Revenue:		
Commissions and fees	$	55,849
Interest and dividends		55
Total revenue	$	55,904
Expenses:		
Regulatory fees	$	13,560
Operating expenses - (related party $6,000)		8,420
Total expenses	$	21,980
Net income	$	33,924

The accompanying notes are an integral part of these statements.

GLOBAL MARKETS, LLC
(A District of Columbia Limited Liability Company)
Statement of Changes in Members' Equity
For the Year Ended December 31, 2011

Statement of Changes in Members' Equity

	Members' Equity	Total
Balance at January 1, 2011	$ 393,638	$ 393,638
Net income	33,924	33,924
Balance at December 31, 2011	$ 427,562	$ 427,562

The accompanying notes are an integral part of these statements.

GLOBAL MARKETS, LLC
(A District of Columbia Limited Liability Company)
Statement of Cash Flows
For the Year Ended December 31, 2011

Cash flows from operating activities:

Net income		$ 33,924
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Commissions and fees receivable	$ (625)	
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	6,457	
Total adjustments		$ 5,832
Net cash provided by operating activities		$ 39,756
Net increase in cash		$ 39,756
Cash at beginning of the year		392,668
Cash at end of the year		$ 432,424

Disclosure of Accounting Policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies which have been followed in preparing the accompanying financial statements are set forth below.

Nature of Business: Global Markets, LLC (the "Company") is a District of Columbia Limited Liability Company which is registered with the Commodity Futures Trading Commission ("CFTC") as an independent introducing broker ("IB") and the Securities and Exchange Commission ("SEC") as a broker-dealer. The Company is a member of the National Futures Association ("NFA") and the Financial Industry Regulatory Authority ("FINRA"). The Company has two members.

Revenue Recognition: The Company's primary source of revenue is commissions derived from introducing customer orders for commodity futures and securities interests to futures commission merchants and other broker-dealers which carry the customer accounts, as well as commissions related to the sales of interests in private investment funds.

Income Taxes
The Company is a "Limited Liability Company" which has elected to be taxed as a Partnership for income tax purposes. Accordingly, no federal income taxes are provided by the Company as any taxable income is includable in the members' individual income tax returns.

On July 13, 2006, the FASB released FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN48) which is now codified in ASC 740-10, *Income Taxes*. ASC 740-10 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the footnotes of the financial statements. ASC 740-10 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense or reduction of a tax benefit in the current year. For the year ended December 31, 2011, management has determined the there are no uncertain provisions.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities (and disclosures of contingent assets and liabilities) at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Off Balance Sheet Risk and Concentration of Credit Risk
The Company does not hold customer segregated cash or securities balances. Futures transactions and securities transactions are processed by futures commission merchants and other broker-dealers, respectively, on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Off Balance Sheet Risk and Concentration of Credit Risk, (continued)
The Company seeks to control such credit risks by monitoring its exposure to the risk of loss daily for each account. There were no unsecured customer debit balances for the Company at December 31, 2011.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act ("SEA"), and Regulation §1.17 of the Commodity Exchange Act ("Act"). Under these provisions, the Company must maintain net capital, as defined, of the greater of $45,000 or 6 2/3% of aggregated indebtedness, as defined in Rule 15c3-1(c) of the SEA. At December 31, 2011, the Company had net capital of $414,329 or $369,329 in excess of the minimum net capital requirements. The net capital requirements could effectively restrict the payment of cash distributions, the making of unsecured loans to its Members and the purchase by the Company of its own membership interests.

NOTE 3 – RELATED PARTY

All of the Company's commissions and fees earned are from transactions involving a related party. For the year ended December 31, 2011 approximately $4,600 in commissions and fees are due to the Company are from a related party.

Also, related party was paid $6,000 for consulting services.

NOTE 4 – SUBSEQUENT EVENTS

Management evaluated all events that occurred from January 1, 2012 through February 16, 2012, the date the financial statements were available to be issued. During the period, the Company did not have any material recognizable subsequent events.

SUPPORTING SCHEDULES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
Global Markets, LLC **as of December 31, 2011**

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$	427,562	3480
2.	Deduct ownership equity not allowed for Net Capital					3490
3.	Total ownership equity qualified for Net Capital				427,562	3500
4.	Add:					
	A. Liabilities subordinated to the claims of general creditors allowable in computation of net capital					3520
	B. Other (deduction) or allowable credits (List)					3525
5.	Total capital and allowable subordinated liabilities			$	427,562	3530
6.	Deductions and/or charges:					
	A. Total nonallowable assets from Statement of Financial Condition	$ 4,585	3540			
	B. Secured demand note deficiency		3590			
	C. Commodity futures contracts and spot commodities-propriety capital charges		3600			
	D. Other deductions and/or charges		3610			3620
7.	Other additions and/or allowable credits (List)					3630
8.	Net capital before haircuts on securities positions			$	422,977	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f):					
	A. Contractual securities commitments	$	3660			
	B. Subordinated securities borrowings		3670			
	C. Trading and investment securities:					
	1. Exempted securities		3735			
	2. Debt securities		3733			
	3. Options		3730			
	4. Other securities (money market mutual funds)	8,648	3734			
	D. Undue Concentration		3650			
	E. Other (list)		3736		(8,648)	3740
10.	Net Capital			$	414,329	3750

<u>Non allowable detail</u>

Commissions and fees receivable	$	2,085
Other receivable		2,500
Total Non allowable	$	4,585

Reconciliation between unuadited and audited Net Capital Computation

None

The accompanying notes are an integral part of these statements.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
Global Markets, LLC **as of December 31, 2011**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	630	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	45,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$	45,000	3760
14.	Excess net capital (line 10 less 13)	$	369,329	3770
15.	Net capital less greater of 10% of line 19 or 120% of line 12	$	360,329	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition				$	9,447	3790
17.	Add:						
	A. Drafts for immediate credit	$		3800			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
	C. Other unrecorded amounts (List)	$		3820	$		3830
19.	Total aggregate indebtedness				$	9,447	3840
20.	Percentage of aggregate indebtedness to net capital (line 19÷by line 10)				%	2.28%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				%		3860

Part B

22.	2% of combined aggegate debit items as shown in Formula for Reserve Requirements pursuant to Rul 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits		3870
23.	Minimum dollar net capital reuqirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		3880
24.	Net capital requirement (greater of line 22 or 23)		3760
25.	Excess net capital (line 10 less line 24)		3910
26.	Net capital in excess of the greater of:		
	A. 5% of combined aggregate debit items or 120% minimum Net Capital Requirement		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealear and for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand not covered by subordina agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

The accompanying notes are an integral part of these statements.

GLOBAL MARKETS, LLC
(A District of Columbia Limited Liability Company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

as of December 31, 2011

The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to subparagraph k(2)(ii) of that rule. Therefore, the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided.

The accompanying notes are an integral part of these statements.

VICTORIUM · CORONAT · CHRISTUS

MICHAEL J. LICCAR & COMPANY, LLC
Certified Public Accountants

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Members
Global Markets, LLC

In planning and performing our audit of the financial statements of Global Markets, LLC (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control. Due to the small size of the Company and the limited number of accounts, we placed little reliance on the Company's internal controls and we tested 100% of the accounts.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of internal control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previous mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

231 South LaSalle Street · Suite 650 · Chicago, Illinois 60604-1438
(312) 922 · 6600 (800) 922 · 6604 Fax (312) 922 · 0315
www.liccar.com

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal courser of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control structure was for limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for information and use of members, management, the SEC and the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties.

Michael J. Liccar & Company, LLC

Certified Public Accountants

Michael J. Liccar & Company, LLC
Chicago, Illinois
February 16, 2012

Global Markets, LLC

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

As of December 31, 2011

Global Markets, LLC

Independent Accountants' Report on Applying Agreed-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation

As of December 31, 2011

Contents

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended ____________, 20___
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049702 FINRA DEC
GLOBAL MARKETS LLC 15*15
2700 QUEBEC ST NW
WASHINGTON DC 20008-1223

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2)		$ .00
B. Less payment made with SIPC-6 filed (exclude interest)		( )
____________ Date Paid		
C. Less prior overpayment applied		(150.00)
D. Assessment balance due or (overpayment)		
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ ⟨150.00⟩
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Global Markets LLC
(Name of Corporation, Partnership or other organization)

Richard D Buel
(Authorized Signature)

Dated the 31 day of January, 20 12.

Managing Member
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1-1, 20 11 and ending 12-31, 20 11

Item No. | **Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 55 904.00

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions .00

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. 55 849.00

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(Deductions in excess of $100,000 require documentation) ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 55 849.00

2d. SIPC Net Operating Revenues $ 55.00

2e. General Assessment @ .0025 $ .00

(to page 1, line 2.A.)

VICTORIUM · CORONAT · CHRISTUS

MICHAEL J. LICCAR & COMPANY, LLC
Certified Public Accountants

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

SEC
Mail Processing
Section
FEB 24 2012
Washington, DC
123

February 23, 2012

SEC Headquarters
Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Dear Sir/Madam::

Enclosed please find two copies of the Audited Financial Statements and SIPC Supplemental Reports for Global Markets, LLC as of December 31, 2011.

Please acknowledge receipt by signing and dating the copy of this transmittal letter enclosed and returning to me. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Paul Frale, CPA

cc: Mr. Richard D. Buik, Global Markets, LLC

RECEIPT ACKNOWLEDGED:

Securities and Exchange Commission

____
Signature

____
Title

____
Date

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